September 14, 2007

Timothy A. Geishecker

Senior Counsel

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E., Mail Stop 4651

Washington, D.C. 20549

Re:	Nucor Corporation
File Number 001-04119
Definitive 14A
Filed March 26, 2007

Dear Mr. Geishecker:

Nucor Corporation acknowledges receipt of your letter of August 21, 2007. Due to unanticipated delays resulting from difficulties in coordinating with members of the Compensation and Executive Development Committee and the consultant to this Committee on our responses, we will not be able to respond to the comments by September 21. We expect to present our response to the Commission no later than October 12, 2007 and would appreciate an extension of time to respond to the Staff’s comments through that date.

Very truly yours,

/s/ Terry S. Lisenby
Terry S. Lisenby
Chief Financial Officer, Treasurer and Executive Vice President